QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Prospectus filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

April 9, 2002

Sonera Corporation
(Name of Filer)

Sonera Corporation
(Subject Company)

0-30340
(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A TRANSCRIPT OF A PRESENTATION GIVEN BY SONERA CORPORATION AND TELIA AB ON APRIL 8, 2002.

SONERA'S & TELIA'SINSTITUTIONAL INVESTOR & EQUITY ANALYST LUNCH PRESENTATION AT HOTEL KÄMP, HELSINKI, FINLAND, ON 8 APRIL, 2002

Tapio Hintikka, Chairman, Sonera Corporation:

        Anders Igel was appointed today as a new CEO for the new combined entity. The combination of the management team, headed by him, and also including people from the both companies will be a successful team. I, very warmly welcome him to the company, I have met him a couple of times and the last discussion we had was last week in order to conclude the meaning and main targets for this new company, his new position. Now I step to the message of this combination, as you can see, a powerful combination, that's certainly the nature of this issue that was disclosed around two weeks ago. I don't need to go any further with the names, like you heard from Jari's side, today I'm acting as the Chairman of the Board of Sonera, not Executive Chairman, and I'm the proposed Chairman of the Board for the new TeliaSonera combination. Certainly, that same applies that I'm not going to be the full time, I'm going to be the non-executive Chairman of the Board. By creating this new entity we certainly have huge potential in front of us to be exploited and used. Certainly it is a huge challenge for the whole organization. There have been some speculations about how long was this process. When Lars-Eric Petersson and myself, who really are the principal actors in this particular arrangement, came together it didn't take too many weeks to get it completed. The two of us had seen that this was the right time to do that and certainly to be one of those first companies to do cross-border consolidation activities here in Europe and on the other hand, also seeing that there is a very good fit between these two companies. So that means also that Lars-Eric Petersson and myself we are very committed, not only that we have built this structure but we are also very committed to actively supporting this integration phase as well as support the success of the company in the future. There is certainly a very good and very potential industrial logic between these two companies. And certainly, talking about the Nordic, there is a lot of potential. Certainly in this business, understanding the history of telecommunication in general, this industry has been growing very fast for the last ten years. And now we are seeing a general turn that many companies in the industry are weak regarding the financials, meaning that the balance sheet is fairly weak, and the cash flow is fairly weak and debt burden is high and things like that. But this new combination is certainly just the opposite—we have a very strong balance sheet, we have very good potential for synergies and cost savings and having that kind of basics for the business available. So we just need to employ the people to make it happen, when it comes to providing more services and better services to the customers. When Lars-Eric and myself started this some weeks ago, certainly we saw that there was a good chance of this sort of win-win situation and, from the owners' point of view, we saw that the potential to win is so huge and sizeable so that there is no need to spend too much time on detailed valuation, certainly these valuations have been made but what are the values of different pieces? We saw that the future potential was the main issue to be focused on, because that would be serving the owners of the companies to a large extent. We saw that there are significant synergies available, and the first plans on that have been made and will be discussed even today with you. In this business, the footprint is very decisive and talking about consolidation, we are not only talking about consolidation between telecom operators, we can also include different industries in the consolidations in order to be a strong, full-scale supplier of the services to the end users. So I think this new company will also be a very interesting partner candidate for several others who are in the service profession or dealing with that kind of potential business. We have also indicated very clearly in our strategy and thinking that further consolidation is a very high priority. We are certainly not rushing into further consolidation, we would rather do the integration first and build strong, solid platforms but we are also openly telling and talking about further consolidation because size, in this industry, will have even more meaning in order to be a good supplier for customers all over the world. The ownership structure has been a little bit sensitive issue. Traditional or historical structure of this company, complying with the potential of the future. And that's the reason this governance issue has been discussed, negotiated and also clarified during the course of development. And that has also been discussed a lot in public since the announcement. This preparation, including also the commitment from the two major share holders, the Swedish and Finnish governments, they are committed to a very modern, Western style Corporate Governance structure, meaning that the Board of Directors, together with the management of the company, will be the main actors in utilizing this potential that is available. That is very high priority issue that has been handled over these past few weeks. Certainly in business you're bound to make profit and there are different drivers in your success; sometimes it's the bottom line, sometimes cash flow, and in this particular situation, but not only for particular set-up where the whole cash flow is very important for the industry, but that issue will be discussed and clarified further during today's presentations. We are, with combined forces, the clear leader in the Nordic mobile market. That means that we have the number one position in Finland, Sweden and Baltics, especially in the mobile the market shares are high, and certainly we have the potential for further expansions, even though the market as such is not growing very fast. We are the challenger in Norway and Denmark. That means that consolidating further and serving the Nordic customers by this, we have the steps available and the plans available when the integration has been completed and the new entity will be starting. The number of the subscribers is certainly the main measurement for size. In today's situation, the consolidated number of the subscribers for the mobile is well above 8 million. For fixed subscribers, we are well above 7 million and that means that we are, by far, the biggest in the Nordic and the Baltic. On top of that, we have joint efforts in Russia, Eurasia and things like that, giving the potential for growth. During the last 6-8 months, what I have been hearing, in Sonera's case, people have been happy with that kind of consolidation of the footprint and stabilization of the business on Sonera's side, but the big question has been: "Where is the growth?" Now, jointly, we have the potential for growth and that will also be discussed further in these presentations. In this industry, one of those typical measurements, bottom line, cash flow and so on, are not the only ones dominating the thinking and the activities of the industry, but also understanding debt serving capacity. That's very important because this industry has typically over-invested. Why I'm saying over-invested is that growth was having high figures for the 1990's but when the growth stabilized, over-investment was really the name of the game and many companies are very heavily burdened with debt, and debt burden capacity is one of those critical measurements to be understood. In this particular thinking, when seeing the sales, close to € 9 billion, for this new entity, and pro forma EBITDA reaching € 2.2 billion plus. That is really a strong situation and we are one of those easy going companies in Europe with that particular measurement. That leaves quite a lot of potential for the new entity to have the freedom to move and to make the aggressive expansions when those are available. So financially we are very strong. Always in a merger, there must be those kind of reasons to do that and there must be financial drivers in that kind of arrangement. We are seeing that the cost and capital expenditure efficiency programs are the immediate actions to be taken, when the new entity will be active. Like I said, over-investment in the equipment and the network has been dominating this industry now we will have a lot better control of that situation as well. Costs are always to be tackled because over-lapping operations with a bigger size, better utilization of every cent, that must be seen as typical integration program. Regarding Baltic consolidation, we have been having those companies on share ownership, now we have better chances to formulate strategies and actions of those companies with combined forces. This synergy implementation is always a challenge in the short and medium term for the new management. I have said several times, that this customer-driven service provision is certainly the value for the customers. In this industry, the fast development of the technology has provided almost uncontrolled situation, so that people have been a little bit confused with the fast development of technology and they have been told that you need to have the newest technology every 8-10 months in your hands, but the service provision has not been growing accordingly. Now is a high time to really focus on what kind of services the customers are needing, what kind of services they are valuing and that means that you're supposed to become more customer-driven in your strategy and actions. That is one of the lading drivers in this combination. Certainly, now having better chances to focus our R&D resources, so that we can get a better outcome on those investments. And once again, the consolidation is not only between telecom companies it's also between telecom and data provision or service provision companies, and that's the reason this new company will be an interesting partner for many big international companies in the service provision to deal with. It might sound a little bit conservative to talk so much about GSM, because everyone has been talking about the huge future potential of the UMTS, third generation technology. But like we all are today experiencing that technology is not necessarily coming with that speed we have been expecting, or even hoping, in the past. It means that there is still huge potential to exploit GSM and even to improve the performance of GSM, so that mean that there is growth coming also from that side, not only that you are exploiting new technologies on the same market level. Like I have said, especially this Russia, Eurasia is the most potential geographical area for the GSM still for the years to come, with moderate investment, tested technology and service provision, around 200 million people with very low penetration of the GSM technology. There are certain near term implementation priorities which are partly repeating what has already been said, but certainly these are the short term actions to be taken and also to be reflected on the future combined organizational structure. There must be people who are really executing this strategy and getting that spread throughout the whole combined organization, because that's certainly the way to get all the people to work towards those targets, and especially to develop that scenario where the win-win situation for the both organizations is available. We are certainly understanding once again that the cash flow is the key driver in this business today so that we have to squeeze cash in from those issues that we have available and that is also dominating the planning for integration, not only talking about the costs but also controlling the investments in fixed assets as well as on the R&D side. We have the issue of Telia's mobile operations here in Finland, that's not only an issue dealing with the profitability of that operation but also one concerning the regulator. That has also been publicly discussed that that will be an area that the new company will be exiting. Combining the strategy and efforts in Baltic, it makes the situation more beneficial from our view point. We will have broader geographical coverage, especially for the service provision, meaning that we can provide services for a bigger number of customers all over the Nordic and the Baltic. By doing that we also have a better potential to develop those services. Then we have medium and long term actions on top of that, it was discussed already, sale of Telia Finland, turnaround of Telia Denmark—Telia in Denmark is the challenger, that's also a very important market, which has not developed according to expectations of past years, but we have to adapt business operations to find out what is the significance in the longer term. We have been talking on Sonera's side that we have to cap the spending on service, and now having the bigger resources available, I think it's even easier to make it happen but still keeping the service provision as a high priority issue. We are not giving up. We are not getting away from those services, but it will be done in a very much more controlled way. Investments in the 3G area have to be adapted to the market conditions, and the total market development has been delayed by those reasons we all know. Spending from Sonera's side is capped, and will be under control. Controlling costs as well as capex and those kind of issues are even more important as the merger is taking place. Issue regarding International Carrier, a global activity and certainly that kind of capacity will be needed in the future, but according to my personal understanding, the area has been facing the same kind of problems as the 3G. The investments have been made, but the capacity utilization is not on the level to make it profitable but certainly, understanding these facts, the new company will be operating accordingly. It is viable, but also a business that's under control and future earning potential is appreciated very much. Some words about Corporate Governance issues: the main shareholders, governments from both sides, have signed a shareholders' agreement and the main message is that the main owners will be honoring the independence of the company, meaning that they are using their ownership structure based power only at the AGM. So the management of the company, or the Board of Directors of the company are running the new entity as an independent company, well equipped with Corporate governance issues and listed in several places. Also the structure of the Board is illustrating the balance between these companies, and we are in the process to nominate equal number of the Board members from both companies. Step by step, we plan to increase the number of so-called independent members of the Board, one in the beginning and total number up to three, after that it's certainly the shareholders decision at the AGM what will be the constitution of the Board. That's a very important issue and at least from Lars-Eric's side and my side we are very happy that we don't have anything to be ashamed of when compared to any other listed European companies when it comes to Corporate Governance issues. Then we have some practical issues to be completed: the Finnish government is committed to accepting the exchange offer, the Swedish government is committed to voting in favor of the exchange offer at the EGM. Interest of the minority shareholders will be honored as well, it is up to the Board to take care of the equal treatment of the shareholders. Subject to market conditions, the governments have also indicated that they're prepared to lower their ownership in order to increase the liquidity of the share. In this created win-win situation, everyone believes that the share price will increase in the future becase the potential for the performance of the company is good. The governments also want a good price on the shares that they are selling, but there is clear indication that they are considering selling as an alternative. Few words about ownership structure at the starting point, the Swedish government 45%, the Finnish government 19%, meaning that the total contribution of the total share of the free float is on the level of 36%. Could be higher, but I think that's a good start, at least for the time being. Then I leave the floor to Bo Jakobsson and he will continue with more detailed information.

Bo Jacobsson, CFO, Telia AB:

        Thank you very much. As Mr. Hintikka said, we expect to derive significant cost and capital expenditures synergies as a result of this combination. We will be able to benefit from a larger scale operation and also from sharing the best practise of the two companies. Preliminary calculation shows total pre-tax cash flow synergy post 2005 at approx. € 300 million. This is an incremental effect on top of the on-going activities of the two companies. The main part is really the Nordic operation. It excludes our Telia operations in Finland, which will also be a positive factor with the new company going forward, improving cash flow. We believe it's reasonably conservative and we have now started comprehensive, bottom-up calculation to confirm these calculations in our integration work. You can see the relative size in the different areas that we have pointed out where we can find cost synergies. General & Administration joint service development are of course two major areas where we do see over-lapping resources and activities. In General & Administration we could harmonize both marketing activities and definitely systems, business support systems and other IT areas where we can reduce costs. And of course, in over-all administration, we do have an over-lap. In joint service development, of course there are a lot of over-lapping projects, we will be able to reduce the number of development projects. We will be able to reduce our number of portal initiatives. And this of course is a very important area to coordinate our activities going forward. The purchasing area, best practise...everything to use the larger scale operations we will have together but also the best practise in this area reducing prices. In cross-border network operations, we do see opportunities relating to the possibility to replace leased lines in our international operations. And also, to centralize network control, which will be of great significance for us. Joint billing system is a another area where we do see that implementation costs and also running service and maintenance assistance will be an area of reducing cost and synergy effect. So there are significant positive effects on the cost side that will be realized in this combination. There is also potential on the revenue side but we haven't quantified that, but of course there is cross-selling of value-added service opportunities. Capex, an important area where elimination of over-lap in our operations, but also the same effects as on cost, using our larger scale operation and our best practises to reduce prices. We have made a rough calculation of one-off costs, € 250 million, mainly taken in 2003. These effects will then start the positive effect in 2003, improving 2004 and with a maximum effect calculated in 2005. Going into our International Carrier operations, the combined group will have significant resources in Europe and the US. The Telia's side of operations is moving from investment phase into sales and production phase. The focus is to turn it to a more viable operation financially. The build-out, in essence, is completed, that means we will have a dramatic reduction in capex. We have indicated down to one third of last year; all efforts will be now to improve cash flow. We have a target on the EBITDA level, breakeven on a monthly basis end of

2002. Very strong measures are now taken to improve profitability and financial performance of this business, including reinforcing our sales and marketing efforts and also, efficiency improvements in production and maintenance. Replacing lease lines with our own infrastructure, but also re-negotiation of maintenance contracts and other activities in order to bring down costs and to improve cash flow. That was the first part of the business area, now Mr. Koponen.

Harri Koponen, CEO, Sonera Corporation (appointed also as a Deputy CEO of the combined entity):

        As you all know, I will be the CEO of the Sonera corporation and I will become the Deputy CEO of the new joined entity. I'm excited about that new opportunity. As you all know, Mr. Anders Igel is nominated and will become the new CEO of the joint company and I'm very glad to see him again back, to work together with me, we have an old history from Ericsson. So that's an interesting thing also in the future. Today I will discuss the home market business, Finland, Sweden, Norway, Denmark and the Baltic, so that's the definition of the home market. I will also give a little brief about international assets, mainly mobile ones. As you see, we already have a strong platform from this new entity and our home market is very strong. And it will become even stronger if you look from the customers' perspective. Together Telia and Sonera can deliver much, much, much more to our customers. And of course our Russian and Eurasian assets add significant growth opportunities like Mr. Hintikka mentioned earlier and I will give a little deeper brief on that in a moment. So we will become an undisputed leader in the Nordic region, leading the mobile operations with 40% market share. That's extremely strong. The combined company will have a leadership in Sweden and Finland. Our position as a challenger in Norway is very good and it's improving very fast and of course we are a challenger also in Denmark and we will do something there as well, similar to what we have done in Norway. So the new GSM network in Denmark will be up-and-running in 2002, in the summer, and this will improve our market position further. We consider Denmark as a key market, although all the customers are extremely important to a new joint company. We will make sure we will hold our strong position in the domestic home market. Our domestic home operations in Sweden and Finland have shown excellent performance; revenues are increasing, and growing is profitable. EBITDA margins in Sweden and Finland are among the highest in Europe. In Finland, we have reached more that 50% level last year. In Sweden, we saw a good margin development trend. Our intention is to keep following those good trends. Our aim is to maintain this high level of profitability and to improve margins further, also in Sweden. In Finland, we have shown discipline in capital expenditures with declining capex-to-sales ratio every year. Perhaps you noticed that is was extraordinary low last year, when we announced Q4 results. We are committed to implement this capital efficiency across the old divisions of the combined company. In Norway, we are expanding in a fast pace and showing steady customer growth and higher traffic per customer. Denmark is still in the building up phase, and the sharp increase in capex is due to the investment in GSM 900 network. Denmark will be one of our core focus businesses and we are confident that we can turn this operation profitable by 2003. So let's go further into also a very exciting area, our strong combined position in broadband and fixed business. There is also good news for our customers; our broad platform is in all fields of telecommunications and it will enable us to serve our clients very efficiently in all their communication needs. The consolidation of our Baltic assets will contribute to strong cash flows, and we believe that a solid platform in both the mobile and fixed across the Baltic and Nordic region will be a key competitive advantage. It will allow us to deliver superior services to our corporate and residential customers in this domestic region. About cost cutting and capital discipline: both Sonera and Telia have reduced their personnel, over the last 2-3 years, significantly. Our employees are, anyhow, one of our most important assets. We aim to have a lean organization while retaining our key personnel with both companies going forward. Capex percentage of sales has decreased dramatically over the last couple of years. However, we are convinced that a higher capital efficiency can be reached, in particular in our fixed line businesses. By sharply reducing the capex spent in Telia Carrier business and Sonera's services business I believe we can increase cash flows and over-all profitability significantly. If we look at out broadband initiative—

broadband is critical to satisfy the needs for communication by our corporate and residential customers as the need for the higher bandwidth increases. All who have experienced ASDL at home know how much more you use the internet. At least in my home, when ASDL arrived the time spent around the computer increased drastically. And we really can see now, the "hockey stick effect" is happening in the broadband area. That's really growing fast at this point of time. The growth is solid in Sweden and Finland and extraordinary strong in the Baltic. So growth is going to continue; I like to talk of a fixed line renaissance, perhaps that's what's happening there. We intend to keep our leading position in each of these markets in the future as well. Let's now turn to our international mobile assets. The opportunity for international mobile business is significant. We will have important positions in countries with over 150 million potential subscribers in the Baltic, Eurasian and Russian markets. All of these markets have a very low penetration, except the Baltic, but our subscriber numbers are growing rapidly in these Russian and Eurasian markets. Our strategy in these markets will be to grow the subscriber base and to use the experience that we have gained in our home markets. Our financial needs will be moderate, we will use internal cash flows and external financing sources to make sure that we can grow. We will invest in these operations when we consider it prudent and to ensure healthy development of the business. So we will not do any over-investments as Mr. Hintikka said earlier. When we go forward, we are confident about the significant growth potential in our Baltic, Russian and Eurasian holdings. Together we will have controlling positions in all of these Baltic countries. The Baltic region constitutes future profitable growth by combining market leadership and low penetration. So this is good news. When we talk about holdings in Russia and Eurasia, our most important holding will be the 37% in Turkcell and the combined 44% ownership in Megafon, the pan-Russian operator. Actually, this Megafon was the first operator in Russia to receive a pan-Russian operating license. Megafon has currently more than one million subscribers and it's growing rapidly. We believe that Russia offers an attractive growth opportunity without the need for large capital expenditure. The Northwest GSM which is a key shareholder in Megafon is a highly profitable and cash flow positive company. We will own 58.55% of the Fintur GSM companies, it includes majority controlled operations in Kazakstan, Georgia, Moldova and Azerbaijan. Each of these companies is profitable, and the penetration in these markets is between 4-8 percent. This is the market where we are using GSM technology, very proven, still growing in a rapid pace. All of our international financing assets have positive EBITDA and in terms of footprint, we have 7.4 million proportionate customers and subscribers in this Eurasian region. Which is a very good number, by the way. We are convinced about the growth opportunities and the fact that these holdings will generate value for the combined company. Thank you, back to Bo.

Bo Jacobsson:

        Preliminary pro forma financials for 2001 is based on our financial statements of Telia and Sonera for 2001 in this case, prepared in accordance with the international accounting standard IAS. In addition to Sonera and its subsidiaries we also consolidated three Baltic operations where Telia and Sonera are the major shareholders. The preliminary transaction value has been calculated based on Telia's closing share price as of March 19 and this calculation based on Sonera's equity as of December 31, 2001, after conversion to IAS, then creates goodwill of € 2.2 billion. And ht final combination of our companies will, however, be calculated based on the transaction value and the fair values of Sonera's identifiable assets and liabilities at the date of exchange of control. That means that it could lead to different values in the balance sheet, and of course effecting the PNL with differences in, for example, in good will depreciation. Looking at the pro forma financials income statement. These new consolidated Baltic operations add € 620 million to net sales and € 288 million to underlying EBITDA. And going forward of course, there will be strong focus on free cash flow, working with marketable and reducing capex. The balance sheet, the most interesting part is that this combination, we have a net debt of just over € 3.9 billion, giving a net interest bearing debt equity ratio of 29.6% debt to EBITDA which is 1.8 times the EBITDA. So we feel we have a strong balance sheet with a good financial position. And looking more into the details of the net debt, we see that we have a gross interest bearing debt of 3.4-3.5, 6.9 billion altogether. Netting of the cash and marketable security interest bearing financial assets and receivables also of around 3 billion we get to the net figure of 3.9 billion of total net debt position. Moving on to some comments about our on-going actions, how the assets of the two companies stand. Commenting on Telia's key actions on-going this year, we are very much on clear focus on streamlining and developing our existing core operations meaning that we continue to rationalize our sales organization enhancing our customer focus and our customer care systems. We streamline our service portfolio, reducing it to services that are really profitable. We have a strong focus on reassessing all development projects with the same effort to reduce numbers so that it adds to our financial performance going forward. We have a strong focus, like Harri said, on the Danish mobile side, the 900 networks that are in the final phase of the roll-out and also working with the cost side. We have a new billing system in operation from start of this year and a lot of other on-going activities. We are working with focus on extracting synergies from our Nordic operations, one thing is that we try to use the billing systems and the development of new services in order not to duplicate these efforts. We have a clear focus on transforming our Carrier operations into financially viable operation meaning that we improve cash flow and we reduce our capex substantially as I mentioned earlier, and of course improving our margins. And also as was mentioned earlier we continue to have a strong focus on our broadband roll-out in order to continue to continue to have a strong revenue increase in this area. The outlook for this year: we do see a softer business conditions right now which of course effected us at the end of the last year and continue to effect us, at least first half of this year. We will intensify our efficiency measures. We will also see a much lower capex this year than last year. The reduction will be from the 18 billion level to 12 billion at least and of course we will scrutinize this further to find out what makes sense. Our Group financial goals over the medium term: we look for revenue growth of around 8% for comparable units, even if we start a little bit softer in the beginning of this year. The underlying EBITDA margin of 25-30% is expected to be reached in the second half of this year. Carrier operations, mentioned earlier, we have target positive underlying monthly EBITDA by the end of 2002 and for Internet services, the same by the end of 2003. Those are two areas where we are very focused to turn the situation around and this is of course a top priority. Moving over to Sonera's key actions, I leave the floor to Kim.

Kim Ignatius:

        I will now walk you through the key actions of Sonera and also the outlook for the year. As you remember Sonera executed a rise issue during the Q4 last year. And part of the rise issue was that we realigned the strategies that the company had and set very clear targets on ourselves on how to improve profitability, how to improve cash flows and how to improve over-all quality of the business. Here we have six key actions—actually, we had seven key point some months ago, one we have dropped, that was to ease pressure off the balance sheet. Together with the rise issue, together with the asset reallocation programs we have executed, that pressure is not there anymore. The remaining six points: execute commitment and eliminate expenditure in international 3G joint ventures and operation, capping the investments we currently have in place, which means that in the coming years we will not invest more than € 500 million on these operations outside Finland. The funding arrangements are in place for all the three markets, there are agreements with the partners that we have in the individual markets that allow us to do that. The second target is to radically scale-down the services investments that we have. I f we compare the EBITDA levels of last year, which was 244 million, to this year's, the target we have set for ourselves is actually on the level of 50 million. Improvement of roughly € 200 million in EBITDA and also cash flows. Thirdly, improved customer focus. We are moving from a vertical, SPU driven, fragmented operation model to horizontal, one Sonera offering which has really been driven by the customer needs. Fourth action here is to capitalize on the high quality of the operations and the high quality of the network that we have in Finland and also utilizing the flexibility in the regulatory side that we have in this market to grow in this market and to transition from 2G to 2.5G and then to 3G without increasing the capex levels as the percentage of sales going forward. Fifth, improve cash flows. What this means is that there will be a very high focus on opex levels, very high focus on capex, but also focus on developing new services and increasing revenue. Cash flow is really what is driving the whole management team and the whole personnel at Sonera currently. The last action here is to drive forward asset disposals. We do not have any balance sheet pressure to do so anymore, we do not have any rating pressure, but we will continue to look in our asset base to see if there are non-core assets, if there are financial investments where we don't see incremental value being created in keeping those assets. Looking at Sonera's outlook for 2002, we do see some signs of recovery in the marketplace, but have not built that into our forecast, which means that the forecast that we have communicated to the market place is, in our view, fairly conservative. The revenues will continue to grow but with a slower rate than they have in the last few years. We will see the revenue growth picking up again when we will have an incremental amount 2.5G and 3G services available. As I mentioned, EBITDA losses will go down from 244 million 50 million. The Group's comparable EBITDA over-all is planned to improve by one third, so when the EBITDA for 2001 was € 562 million, the figure for this year will be roughly € 750 million. We will have losses in the associated companies, these losses are non-cash, we do see Turkcell results improving and also through the Fintur arrangements that we are just in the middle of, we will be able to cut some of the equity losses in our associated companies. We did book 90 million of losses from Fintur last year in our BNL. The major part from the losses this year will come from Group 3G in Germany. Cash flow from operations is estimated to improve significantly: our forecast is that the operational pre-tax net cash flow will be at the level of roughly € 300 million when the number for last year was a negative one. Net debt to reduce further, but not a lot. We have concluded the sale of Pannon this year, we have concluded the sale of our directory business, we have sold all our DT shares which means that our net debt level is already below the € 2.5 billion level which was the set target. Comparing the net debt level to the EBITDA levels that we forecast for this year, we are very comfortable with keeping the capital structure and the rating levels that have been our targets. I would like to conclude here by going through the transaction structure, this will be a share for share exchange offer by Telia, each Sonera shareholder will receive 1.51440 Telia shares for each Sonera share held. The way this transaction is being executed is that there will be a simultaneous exchange offer in Finland and in the US. Some of the main conditions for the offer...First condition here is that 90% of Sonera's shares will be tendered, this happening will allow for the mandatory redemption of the remaining shares even though this is a condition that of course could be waved by both parties if they so wish to do. This transaction will, of course, need the approval of extraordinary shareholders meeting of Telia for the combination and for the capital increase. Burt we do know that the Swedish government is supporting this transaction so there shouldn't be any issues here. O f course we do need all the regulatory approvals to be able to take this transaction forward. Telia shares will be listed in Stockholm, Helsinki and the USA. The last condition mentioned here is that Telia has the right to walk away from the arrangement if in a mandatory redemption the top op ? would exceed the amount € 300 million, but of course it doesn't have to do so. Looking at the timing of the offer, we do hope to have the regulatory and competition filings executed in May. The same timeframe for the SEC registration. We anticipate the posting of the tender document to take place in the end of May as well. Everything going smoothly, the potential expiry of tender offer could be in already in the end of June. And anticipated closing during the same time frame. This is very much pending the EU approvals, if we can get a phase one approval, this time frame is a possibility, if we can't get a phase one approval, that would mean that the schedule here would go forward by four months, and the offer process to completed four months later than what we have stated here. That was the end of my presentation, I guess we're ready for questions and answers.

Jussi Laitinen, Ilmarinen pension insurance company:

        I think most of us Finns know some of the reasons...thinking about strategic alliances, but could Mr. Jakobsson tell us...?

Bo Jacobsson:

        I think we have for quite sometime really talked about that we see rationale of building as strong as possible position in the Nordic, Baltic area. So this is very much is line with what we have thought is a very sound development for the actors on the Nordic market to join forces to be competitive on a larger arena and to draw synergies and to compete in developing new services in the competitive market. So I would say that this is in line with our earlier thinking and we really strongly believe that this is the way going forward.

Jaakko Paloheimo, Opstock Securities:

        This one is for Harri Koponen. Firstly, you have a pretty nice footprint in the Eurasian area. Are you seeking to go to total new markets in the Eurasian area? And secondly, concerning the Russian market: how do you see your position in the consolidation of the Russian mobile sector?

Harri Koponen:

        Thanks for the question. I think, first of all, we're not seeking now to go into any new markets. We already have some licenses but they are not activated, our intention is not to extend our footprint more. If you look at the map, we already cover quite nicely the whole east. And as I mentioned earlier last week in a press conference, from Finland when we look south-east, the south I mention is the Baltic so nobody doesn't make any wrong type of assessment that we are going somewhere in the west, we're looking at south and the east. We're not seeking at this point of time further footstep or new markets from that area. First, we have to put these operations into a good shape. The second question was the Russian mobile. I think that we took the first initiative to create Megafon, and now we are successfully implementing that strategy. It's other people's thing to do, further consolidation in Russia. We have a pan-Russian operator and with a help of further things from Telia, I think we can further improve our position in the east. Especially the Carrier has some interesting assets that we can further leverage.

Mikko Vanhala, Handelsbanken:

        Question about the Danish market. Why are you prioritizing the Danish market so much? There is a lot of regulatory pressure there, low prices, tough competition...why are you setting that as a short term key focus area?

Bo Jacobsson:

        I think we will try to build a Nordic, Baltic platform and be as strong as possible in order to build scale and to be able to serve our customers on a broader basis. We believe that there are options to developing a profitable business with right position even in Denmark. We feel that is a market that is close enough to our domestic markets to be able to develop in an interesting way.

Mikko Vanhala (follow-up):

        How much money are you prepared to spend there? What is the monetary limit? Is there some kind of a barrier of exit from that market?

Bo Jacobsson:

        I would say definitely that this is an area where we should turn it into a financially viable operation within a short time period. This is not a long term race with negative cash flow, that is definitely not the case.

Pontus Grönlund, Deutsche Bank:

        Just a question on the timing of the merger. Why now?

Harri Koponen:

        "Why not?" That's clever...If you look from my perspective, this is the perfect time to get two companies together when the market is generally silent in this respect. Many were surprised that these companies finally found each other. And as Tapio Hintikka mentioned, this was quite a short period of time when this was conducted, this merging. And I think that when we have learned to know each other more and more, I think many things have changed in the past, that make this actually possible. And it really makes sense to put these two companies together and start the consolidation from the Nordic and the continue to go to other areas. Because I think that as investment bankers you're supposed to cheering, to be the best cheerleaders for this transaction, because this will get a lot of new opportunities, to get this whole industry again moving. Because the existing structure doesn't really support that type of growth and the customer satisfaction that I think we are seeking with this merger. I think the timing is perfect. I was a new CEO at Sonera, I didn't have that kind of a personal ambition to be sticking in something, I have a very good role in the new company, now we get a good guy to be the number one person, we have an excellent board, the structure of the new company, how it's managed, it sounds perfect, our strategies fit together very nicely today. As in the past, many companies who have actually spin off from mobile operations will be sorry that they did it. Because in this new joint company, we offer a full scale services, from the broadband to the mobile, and I think that we are extremely strong together. So I think there are enough reasons of why to get together.

Bo Jacobsson:

        I think we have seen the rationale for this for quite some time. Now all pieces fall in the place, and it was possible to realize this combination. So for us, the timing was more an issue of when all the pieces were there to do this.

Harri Koponen:

        Of course I have to add there that now we can go very quickly after the new customer, as a combined entity. Think about the Finnish multinationals. There's always the asking for global footprint. Now we can offer that type of things to the corporate clients. It makes lots of sense.

Additional Information

        The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the "SEC"). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC's web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

QuickLinks

  SONERA'S & TELIA'SINSTITUTIONAL INVESTOR & EQUITY ANALYST LUNCH PRESENTATION AT HOTEL KÄMP, HELSINKI, FINLAND, ON 8 APRIL, 2002
  Tapio Hintikka, Chairman, Sonera Corporation
  Bo Jacobsson, CFO, Telia AB
  Harri Koponen, CEO, Sonera Corporation (appointed also as a Deputy CEO of the combined entity)
  Bo Jacobsson
  Kim Ignatius
  Jussi Laitinen, Ilmarinen pension insurance company
  Bo Jacobsson
  Jaakko Paloheimo, Opstock Securities
  Harri Koponen
  Mikko Vanhala, Handelsbanken
  Bo Jacobsson
  Mikko Vanhala (follow-up)
  Bo Jacobsson
  Pontus Grönlund, Deutsche Bank
  Harri Koponen
  Bo Jacobsson
  Harri Koponen